02027793

P.E 4-25-02

1-15174

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 25, 2002

SIEMENS AKTIENGESELLSCHAFT

(Exact name of registrant as specified in its charter)

Wittelsbacherplatz 2
D-80333 Munich, Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes [ ] No [X]

if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable .

EXHIBIT INDEX

Exhibit No. 1

For the business and financial press

Munich/Erfurt, April 25, 2002

<u>Siemens in the second quarter (January 1 to March 31) of fiscal 2002</u>

- **Net income in the second quarter was €1.281 billion, compared to €538 million in the previous quarter and €578 million in the same quarter a year ago.**

- **Net income includes a gain on the sale of shares in Infineon, offset by Siemens' portion of Infineon's second-quarter net loss, for a net positive effect of €561 million.**

- **EBIT from Operations was €919 million, including strong performance from Siemens' power generation, medical, and lighting businesses. EBIT from Operations was €487 million in the previous quarter and €922 million in the same quarter a year ago.**

- **Sales rose 3% and orders decreased 2% compared to the same quarter a year earlier.**

- **Net cash from operating activities for the first six months improved to €2.253 billion. Investing activities used €513 million, primarily in transactions involving Atecs Mannesmann and Infineon, resulting in net cash from operating and investing activities for the half-year of €1.740 billion.**

For the second quarter of fiscal 2002, ended March 31, 2002, Siemens reported net income of €1.281 billion, up €743 million from the previous quarter and up €703 million from the second quarter of fiscal 2001. Net income for the quarter under review includes

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a special item totaling €604 million in gains related to the sale of shares of Infineon Technologies AG. These gains were partially offset by Siemens' €43 million share of Infineon's second-quarter net loss, for a net gain involving Infineon of €561 million. Net income for the second quarter of the prior year included goodwill amortization of €103 million. Earnings per share for the second quarter were €0.76 compared to €0.65 in the same quarter a year earlier.

EBIT from Operations was €919 million, despite restructuring charges and asset write-downs totaling €114 million and a €79 million negative effect from the financial crisis in Argentina. Nine of the 13 operating Groups increased earnings compared to the previous quarter, boosting EBIT from Operations by 89%. Continuous emphasis on working capital management maintained strong cash flow from operating activities, which totaled €2.253 billion for the first half of the fiscal year. Cash from operating activities in the second quarter improved to €2.339 billion provided compared to €86 million used in the first quarter. Net cash used in investing activities in the first half was €513 million, resulting in net cash from operating and investing activities of €1.740 for the first half-year. Investing activities in the second quarter used €906 million, primarily due to transactions related to Siemens' fiscal 2001 acquisition of businesses from Atecs Mannesmann, partially offset by the proceeds from sales of Infineon shares.

"Considering the current economic environment, we are satisfied with our results overall," said Siemens CEO Heinrich v. Pierer. "I am particularly pleased that we again generated satisfactory free cash flow from operating activities. Nevertheless, market conditions continue to pose considerable challenges, which we are addressing with appropriate actions."

Sales of €21.258 billion increased 1% from the previous quarter and were 3% higher than in the same quarter a year earlier. Orders were €22.431 billion, down 12% from the previous quarter and down 2% compared to the same quarter a year earlier. Excluding currency effects and the net effect of acquisitions and dispositions, including the deconsolidation of Infineon, sales increased 1% and orders declined 6% compared to the same quarter a year ago. As in the previous quarter, sales benefited from Siemens' balanced business portfolio. While macroeconomic conditions slowed sales growth in

Siemens AG
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Informationsnummer: AXX200204.30e
Miriam Steffens
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Tel.: +49-89 636-34794 ; Fax: -32825
E-mail: miriam.steffens@siemens.com

some sectors, Siemens' long-cycle businesses including Power Generation (PG), Transportation Systems (TS), and Power Transmission and Distribution (PTD) posted solid increases in sales year-over-year, and PG and TS have built sizable order backlogs capable of supporting sales volumes in coming quarters.

Operations in the second quarter of fiscal 2002

PG and Medical Solutions (Med) continued to lead the operating Groups in earnings performance, each posting a high EBIT that rose significantly compared to both the previous quarter and the comparable quarter a year ago. Automation and Drives (A&D) and Osram made major earnings contributions, though both had a lower EBIT than in the same quarter a year earlier, reflecting less favorable business climates. TS increased its profitability markedly. ICM, Siemens Business Services (SBS), PTD, and Siemens VDO (SV) recorded more modest EBIT contributions, yet all delivered steady earnings improvements over both the previous quarter and the comparable quarter of the prior year. ICN and Industrial Solutions and Services (I&S) posted negative earnings.

In the Information and Communications business area, sharp reduction in capital expenditures among telecommunications carriers continued to overshadow restructuring progress at Information and Communication Networks (ICN). EBIT at ICN was a negative €158 million, a total which included restructuring charges and asset write-downs of €60 million as well as a €31 million impact due to Argentina. For comparison, EBIT in the same quarter a year earlier was a positive €50 million, of which €40 million came from the sale of venture capital investments. Efficient Networks accounted for €103 million of ICN's loss, due to weak demand and heightened competition in the U.S. broadband access market. Sales declined 16% year-over-year, to €2.657 billion, and orders fell 36%, to €2.174 billion. On a consecutive-quarter basis, sales were 5% higher and orders fell 17%. ICN has intensified its already vigorous restructuring measures, including the planned reduction of approximately 6,500 positions in the coming quarters. In implementing this plan, the Group expects to incur expenses of approximately €300 million in the second half of the year.

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ICM continued its steady progress in a challenging market environment, earning €44 million in EBIT, including restructuring charges of €14 million at the Mobile Networks Division and a €10 million share of the impact from Argentina. EBIT in the comparable quarter a year ago was €6 million. Sales of €2.731 billion were flat year-over-year, while a major GSM infrastructure contract in the U.S. pushed ICM's orders up 20%, to €3.325 billion. The Mobile Networks Division contributed €33 million to EBIT despite ongoing margin erosion and the restructuring charges. As consumers slowed their purchases and shifted to lower-priced phones, the Mobile Phones Division leveraged cost reduction efforts to contribute EBIT of €13 million on sales of €1.052 billion and a volume of 8.3 million units.

SBS improved its EBIT to €38 million from €24 million in the comparable quarter a year earlier. As expected, sales of €1.461 billion were slightly below the level of the prior year but level with the previous quarter, while weak markets particularly in Europe and the U.S. caused orders to decline year-over-year, to €1.459 billion.

Within the Automation and Control business area, A&D was again in the front ranks of Siemens' earnings performers with EBIT of €138 million, despite taking charges totaling €30 million for restructuring, asset write-downs, and other impacts including Argentina. As a result, A&D's EBIT margin declined sequentially to 6.5% from 8.8% in the first quarter of fiscal 2002. Excluding the charges, EBIT margin was 7.9%. A&D's earnings in the second quarter a year earlier were €270 million. Slow economic growth in the U.S. during the first calendar quarter adversely affected global sales and orders, which were down 3% and 7% year over year at €2.133 billion and €2.168 billion, respectively.

In a generally weak market for industrial solutions, Industrial Solutions and Services (I&S) posted a negative €39 million EBIT including restructuring charges of €30 million. EBIT was positive in the same quarter a year earlier, at €9 million. Sales were stable at €1.069 billion, while orders of €1.017 were 12% below the prior-year level.

SD delivered €12 million in EBIT compared to €31 million in the same quarter a year earlier, before the Group began the task of integrating the Dematic businesses from the Atecs acquisition. Sales of €747 million and orders of €684 million were up substantially

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E-mail: miriam.steffens@siemens.com

year-over-year due to the Dematic merger, but declined on a comparable, consecutive-quarter basis by 7% and 10%, respectively, as demand remained soft for the Electronics Assembly Division's pick-and-place systems and the Postal Automation Division sought opportunities outside the weak U.S. market.

Siemens Building Technologies (SBT) contributed €40 million in EBIT compared to €45 million in the same quarter a year earlier. The Building Automation Division helped drive 5% growth in both sales and orders, to €1.406 billion and €1.473 billion, respectively.

In the Power business Area, PG was again the earnings and orders leader among the operating Groups, with EBIT of €450 million. Approximately €75 million in EBIT resulted from revised estimates of project performance. For comparison, EBIT in the second quarter a year earlier was €129 million. These figures are not affected by any customer cancellation penalties. PG's EBIT margin more than doubled compared to the prior-year period, to 17.2%. Excluding the €75 million EBIT effect, EBIT margin was 14.3%. Sales of €2.614 billion were 51% higher than a year earlier, reflecting the Group's increasing conversion of earlier orders into current business. Second-quarter orders of €3.405 billion were not only higher than the €3.358 billion a year ago but better balanced geographically, with new bookings in Europe, Asia-Pacific, and Mexico. These positive developments kept PG 's order backlog above the €25 billion level, including reservations.

EBIT at PTD was €30 million compared to €10 million in the same quarter a year earlier. Sales rose 12% year-over-year, to €1.005 billion, on the strength of prior order growth at the High Voltage Division. Orders, at €1.020 billion, were flat.

In the Transportation business area, productivity improvements helped TS increase its EBIT to €62 million compared to €38 million in the same quarter a year ago. At €1.060 billion, sales were 7% higher than a year earlier. TS continued to win significant new business, including a turnkey subway system in Bangkok and vehicle orders in Germany and the U.S. Though total orders of €1.070 billion came in below the unusually high levels of the previous and prior-year quarters, they maintained the Group's order backlog above €11 billion.

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SV returned to profitability, with EBIT of €18 million compared to a negative €7 million EBIT in the second quarter a year ago. Sales of €2.207 billion and orders of €2.211 billion were up substantially year-over-year due to integration of businesses from the Atecs acquisition in the third quarter a year ago. Sales and orders also rose 9% on a comparable, consecutive-quarter basis, as the Group's innovative diesel injection systems met with accelerating market success.

In the Medical business area, Med delivered exceptional results in earnings and orders. The Group's €262 million in EBIT was a 45% jump compared to the €181 million posted a year earlier, and a 24% increase over the €212 million earned in the previous quarter. EBIT margin reached 14%, compared to 10.4% a year ago, driven strongly by the profitability of the Group's imaging business. Sales continued to climb, moving up 7% year-over-year to €1.870 billion, while orders surged 24%, to €2.141 billion.

In the Lighting business area, Osram battled pricing pressures to deliver €90 million in EBIT, 18% lower than a year ago but higher compared to the previous quarter's €78 million. The economic environment in Osram's large U.S. market restricted volume growth to €1.138 billion, nearly unchanged from the same quarter of the prior year.

EBIT for Corporate, eliminations was a negative €68 million compared to a positive €26 million a year ago. Corporate headquarters expenses and charges were a negative €133 million, down 14% from a negative €155 million in the comparable quarter a year earlier. As previously announced, non-allocated pension-related income (expense) of negative €55 million was negatively affected by changes in pension trust net asset values and lower return assumptions. This line item was a positive €20 million in the prior-year period. Equity earnings (losses) from centrally held equity investments were a negative €10 million compared a positive €23 million a year earlier. The current quarter also included a gain of €66 million on the sale of an investment while the prior year's quarter included gains of €227 million on the sale of marketable securities partially offset by a €209 million loss on the sale of a domestic equity and fixed income fund.

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Informationsnummer: AXX200204.30e
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Financing and Real Estate

Siemens Financial Services (SFS) improved earnings before income taxes to €41 million compared to €33 million in the same quarter a year earlier, driven by improved performance in the Equipment & Sales Financing Division and Investment Management Division. Earnings before income tax at Siemens Real Estate (SRE) were €79 million on revenues of €408 million, which rose year-over-year due in part to the Group taking control of most of SBT's real estate property at the beginning of fiscal 2002.

International trends for the first six months

Orders in Germany decreased 4% to €9.618 billion from €10.055 billion in the first six months of fiscal 2001, including the net effect of acquisitions and dispositions. Excluding this effect, orders in Germany decreased 7%. International orders rose from €36.542 billion a year ago to €38.203 billion in the first half of fiscal 2002, an increase of 5%. Excluding the net effect of acquisitions, dispositions, and currency effects, international orders increased 4%.

Sales in Germany decreased 2% to €9.025 billion, while international sales rose 4% to €33.219 billion. Excluding acquisitions, dispositions, and currency effects, sales in Germany decreased 6% while international sales rose 3%. International business accounts for approximately 80% of Siemens' total volume.

Orders in the U.S. for the first six months climbed 8% to €13.014 billion and sales rose 8% to €10.437 billion. In Asia-Pacific, orders rose 5% to €5.855 billion and sales decreased 1% to €5.036 billion. China continued to account for the largest share of sales in the region, contributing €1.669 billion. In Europe outside Germany, orders were stable and sales increased 3%.

Siemens results for the first six months

Net income for the first six months increased to €1.819 billion, an increase of €241 million compared to the first two quarters of fiscal 2001. The prior-year period included €198 million of goodwill amortization; in accordance with changes in U.S. GAAP, goodwill is no longer amortized. Earnings per share excluding special items for the first

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half-year declined to €0.99 compared to €1.54 in the same period a year ago. EBIT from Operations was €1.406 million compared to €1.938 billion a year earlier. Orders increased by 3% to €47.821 billion for the first six months of the current fiscal year, and sales rose 3% to €42.244 billion. The net effect of acquisitions, dispositions, and currency effects increased both sales and orders by 2% for the first six months.

Income statement highlights for the second quarter (Operations)

Net sales for Siemens worldwide were €21.258 billion, an increase of 3% over the second quarter of the prior fiscal year. Within that total, net sales from Operations for the quarter totaled €21.067 billion, a 9% increase compared to the second quarter a year earlier. Gross profit as a percentage of sales declined from 29.6% to 27.9% as high margins at PG, Med, and Osram were offset by lower margins at ICN, ICM, A&D, SD, and I&S. Research and development expense was 6.8% compared to 6.5% a year earlier. Marketing, selling and general administrative expenses as a percentage of sales dropped significantly, from 20.1% to 17.1%, due to reduced outlays for marketing and lower provisions for accounts receivable.

Other operating income (expense) was a negative €74 million compared to a positive €174 million last year, a period which included gains on sales of business interests and the effects of positive resolution of certain asset disposal contingencies. Income from investments in other companies was a positive €96 million compared to a negative €191 million in the prior-year period, which included a loss on the sale of an equity interest in a domestic equity and fixed income fund. Income from financial assets and marketable securities was a negative €3 million compared to a positive €328 million in the second quarter of last year, which included higher sales of equity securities. In the second quarter of last year, Siemens recorded €97 million in goodwill amortization for Operations. In accordance with changes in U.S. GAAP, goodwill is no longer amortized. Siemens also recorded a net gain of €604 million from the sale of shares in Infineon.

Liquidity and balance sheet highlights for the first six months

Higher net income and effective working capital management were primary contributors to an increase in cash from operating activities for the first half-year, which totaled

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€2.253 billion. Investing activities included transactions related to Siemens' acquisition of Atecs Mannesmann. In the second quarter, a cash payment of €3.7 billion to Vodafone AG, related to the exercise of its option to sell to Siemens its 50% minus two shares stake in Atecs, was partially offset by approximately €2.4 billion received from disposition of Atecs businesses (primarily Rexroth) held for sale. Sales of Infineon shares in each of the first two quarters generated proceeds totaling €1.522 billion for the first six months. Capital expenditures excluding acquisitions were €1.969 billion, down compared to €3.413 billion in the first half a year earlier, a period which included €1.078 billion in capital expenditures at Infineon. Taken together, net cash from operating and investing activities increased substantially compared to the first half a year earlier, to €1.740 billion. Net cash provided by financing activities included €888 million in dividends paid to shareholders.

Economic Value Added

Siemens worldwide including special items generated EVA of €764 million in the second quarter of fiscal 2002, compared to an EVA of negative €103 million in second quarter of the prior fiscal year.

Outlook

"Overall we are satisfied with the results of the second quarter and first six months, considering the difficult economic environment. A majority of our operating units improved their earnings compared to the same period a year ago, but we are well aware of the challenges still ahead," said CEO Heinrich v. Pierer. " While we continue to refrain from providing more specific financial forecasts given the macroeconomic situation, our operational priorities are clear: executing planned productivity and restructuring programs, acting swiftly and decisively where those initiatives appear insufficient to offset market dynamics, and above all pursuing the goals specified in 'Operation 2003.' In addition, we will continue to place special emphasis on further improvement in cash flow from Operations."

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This interim report contains forward-looking statements based on beliefs of Siemens' management. The words "anticipate," "believe," "estimate," "forecast," "expect," "intend," "plan", "should" and "project" are used to identify forward-looking statements. Such statements reflect the company's current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Siemens does not intend or assume any obligation to update these forward-looking statements.

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Informationsnummer: AXX200204.30e
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E-mail: miriam.steffens@siemens.com

Exhibit No. 2

SIEMENS

Key figures

	2nd quarter (1)		first six months (2)	
	2002	2001	**2002**	2001
Net income (3) *(in millions of euros)*	**1,281**	578	**1,819**	1,578
therein: ***Share of Infineon Technologies AG net income/loss*** (4)	***(43)***	*16*	***(218)***	*215*
Earnings per share (excluding special items) (5)(6) *(in euros)*	**0.76**	0.65	**0.99**	1.54
Special items (after taxes) *(in millions of euros, included in net income)*	**604**	—	**936**	222
Net cash from operating and investing activities *(in millions of euros)*	**1,433**	2,728	**1,740**	(472)
therein: ***Net cash provided by operating activities***	***2,339***	*1,763*	***2,253***	*1,088*
Net cash (used in) provided by investing activities	***(906)***	*965*	***(513)***	*(1,560)*
EBIT from Operations (3) *(in millions of euros)*	**919**	922	**1,406**	1,938
New orders *(in millions of euros)*	**22,431**	22,940	**47,821**	46,597
Sales *(in millions of euros)*	**21,258**	20,629	**42,244**	41,100

	March 31, 2002	September 30, 2001
Employees *(in thousands)*	**443**	**484**
Germany (7)	180	199
International (8)	263	285

(1) January 1, 2002 – March 31, 2002
(2) October 1, 2001 – March 31, 2002
(3) Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, *Goodwill and other intangible assets*, and no longer amortizes goodwill. Consistent with this change, EBITA is now reported as EBIT. The underlying financial information has not changed or been restated. In a concurrent change, EBITA assets are now reported as net capital employed.
(4) Represents the share of income/loss from the ownership in Infineon during the respective periods. Beginning December 5, 2001 Infineon is accounted for under the equity method of accounting and is no longer consolidated in the financial statements of Siemens.
(5) Basic earnings per share based on net income: 2nd quarter €1.44 (2001: €0.65), first six month €2.05 (2001: €1.79).
(6) Reflects stock split (one additional share for two existing shares) effective April 30, 2001.
(7) The decrease of 19 thousand employees compared to September 30, 2001 includes 17 thousand employees due to the deconsolidation of Infineon.
(8) The decrease of 22 thousand employees compared to September 30, 2001 includes consolidation effects of 17 thousand employees due to the deconsolidation of Infineon offset by an increase of 3 thousand employees in other segments.

Exhibit No. 3

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31, 2002 and 2001
(in millions of €, per share amounts in €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon(3)	Financing and Real Estate	
	2002	2001	2002	2001	2002	2001	2001	2002	2001
Net sales	21,258	20,629	(370)	(773)	21,067	19,282	1,650	561	470
Cost of sales	(15,267)	(14,343)	371	788	(15,198)	(13,578)	(1,188)	(440)	(365)
Gross profit on sales	5,991	6,286	1	15	5,869	5,704	462	121	105
Research and development expenses	(1,426)	(1,547)	—	(15)	(1,426)	(1,262)	(270)	—	—
Marketing, selling and general administrative expenses	(3,666)	(4,179)	(1)	(1)	(3,610)	(3,872)	(212)	(55)	(94)
Other operating income (expense), net	(55)	97	(22)	(113)	(74)	174	2	41	34
Income from investments in other companies, net	97	(155)	1	2	96	(191)	31	—	3
Income from financial assets and marketable securities, net	75	284	89	(33)	(3)	328	(3)	(11)	(8)
Interest income (expense) of Operations, net	67	41	—	—	67	41	—	—	—
EBIT(1) from Operations/EBIT Infineon	—	—	—	—	919	922	10	—	—
Other interest (expense) income, net	(18)	80	(16)	69	(26)	(28)	6	24	33
Goodwill amortization and purchased in-process R&D expenses of Operations	—	—	—	97	—	(97)	—	—	—
Gains on sales and dispositions of significant business interests(2)	604	—	—	—	604	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—
Income (loss) before income taxes	1,669	907	52	21	1,497	797	16	120	73
Income taxes	(353)	(300)	(82)	(8)	(255)	(266)	7	(16)	(33)
Minority interest	(35)	(29)	—	—	(35)	(29)	—	—	—
Net income (loss)	1,281	578	(30)	13	1,207	502	23	104	40
Basic earnings per share	1.44	0.65							
Diluted earnings per share	1.44	0.65							

(1) EBIT is measured as earnings before financing interest, income taxes, amortization of goodwill and purchased in-process R&D expenses and certain one-time items. Siemens has adopted the provisions of SFAS 142 as of October 1, 2001. Accordingly, goodwill is no longer amortized and only prior year amortization is shown. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBIT. EBIT differs from income before income taxes and should not be considered to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours.

(2) Includes special items.

(3) As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings from Infineon are included in "Income from investments in other companies, net" in Operations.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the six months ended March 31, 2002 and 2001
(in millions of €, per share amounts in €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon(4)	Financing and Real Estate	
	2002	2001	2002	2001	2002	2001	2001	2002	2001
Net sales	42,244	41,100	(303)	(1,554)	41,470	38,409	3,309	1,077	936
Cost of sales	(30,611)	(28,502)	227	1,569	(30,022)	(27,180)	(2,192)	(816)	(699)
Gross profit on sales	11,633	12,598	(76)	15	11,448	11,229	1,117	261	237
Research and development expenses	(2,973)	(3,125)	(168)	(62)	(2,805)	(2,536)	(527)	—	—
Marketing, selling and general administrative expenses	(7,567)	(7,913)	(88)	(1)	(7,352)	(7,373)	(399)	(127)	(140)
Other operating income (expense), net	4	282	(50)	(213)	(27)	222	202	81	71
Income from investments in other companies, net	75	(11)	(16)	1	88	(99)	61	3	26
Income from financial assets and marketable securities, net	46	368	50	(66)	5	430	2	(9)	2
Interest income (expense) of Operations, net	49	65	—	—	49	65	—	—	—
EBIT(1) from Operations/EBIT Infineon	—	—	—	—	1,406	1,938	456	—	—
Other interest (expense) income, net	24	84	75	141	(92)	(113)	15	41	41
Goodwill amortization and purchased in-process R&D expenses of Operations	—	—	—	233	—	(233)	—	—	—
Gains on sales and dispositions of significant business interests(2)	936	—	—	—	936	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—
Income (loss) before income taxes	2,227	2,348	(273)	48	2,250	1,592	471	250	237
Income taxes(3)	(450)	(633)	56	(12)	(455)	(394)	(168)	(51)	(59)
Minority interest	42	(137)	2	—	40	(137)	—	—	—
Net income (loss)	1,819	1,578	(215)	36	1,835	1,061	303	199	178
Basic earnings per share	2.05	1.79							
Diluted earnings per share	2.05	1.79							

(1) EBIT is measured as earnings before financing interest, income taxes, amortization of goodwill and purchased in-process R&D expenses and certain one-time items. Siemens has adopted the provisions of SFAS 142 as of October 1, 2001. Accordingly, goodwill is no longer amortized and only prior year amortization is shown. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBIT. EBIT differs from income before income taxes and should not be considered to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours.

(2) Includes special items.

(3) The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing an Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(4) As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings from Infineon are included in "Income from investments in other companies, net" in Operations.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of March 31, 2002 and September 30, 2001
(in millions of €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon	Financing and Real Estate	
	3/31/02	9/30/01	3/31/02	9/30/01	3/31/02	9/30/01	9/30/01	3/31/02	9/30/01
ASSETS									
Current assets									
Cash and cash equivalents	9,245	7,802	8,096	6,103	1,106	907	757	43	35
Marketable securities	801	791	38	36	741	638	93	22	24
Accounts receivable, net	16,799	17,734	(4)	1,469	13,404	12,133	719	3,399	3,413
Intracompany receivables	—	—	(11,808)	(10,706)	11,682	10,060	208	126	438
Inventories, net	12,974	13,406	(80)	(74)	12,964	12,485	882	90	113
Deferred income taxes	1,043	1,113	(163)	—	1,031	971	39	175	103
Other current assets	6,485	10,167	45	64	5,638	9,145	178	802	780
Total current assets	47,347	51,013	(3,876)	(3,108)	46,566	46,339	2,876	4,657	4,906
Long-term investments	5,288	3,314	3	6	4,983	2,348	655	302	305
Intangible assets, net	9,782	9,771	13	(1)	9,652	9,223	437	117	112
Property, plant and equipment, net	12,706	17,803	2	2	8,361	8,547	5,233	4,343	4,021
Deferred income taxes	3,155	3,684	858	—	2,253	3,071	412	44	201
Other assets	4,666	4,533	104	(56)	1,256	1,240	130	3,306	3,219
Other intracompany receivables	—	—	(1,033)	(152)	1,030	149	—	3	3
Total assets	82,944	90,118	(3,929)	(3,309)	74,101	70,917	9,743	12,772	12,767
LIABILITIES AND SHAREHOLDERS' EQUITY									
Current liabilities									
Short-term debt and current maturities of long-term debt	3,042	2,637	1,985	1,499	866	878	119	191	141
Accounts payable	8,966	10,798	(30)	180	8,784	9,330	1,050	212	238
Intracompany liabilities	—	—	(8,863)	(7,068)	2,535	1,215	239	6,328	5,614
Accrued liabilities	10,520	10,864	111	148	10,252	10,126	426	157	164
Deferred income taxes	728	754	(111)	1	737	631	19	102	103
Other current liabilities	15,676	19,471	(841)	(487)	15,925	18,988	351	592	619
Total current liabilities	38,932	44,524	(7,749)	(5,727)	39,099	41,168	2,204	7,582	6,879
Long-term debt	10,169	9,973	6,487	6,205	3,337	3,121	249	345	398
Pension plans and similar commitments	4,791	4,721	—	45	4,767	4,653	—	24	23
Deferred income taxes	113	111	(238)	—	69	43	53	282	15
Other accruals and provisions	3,274	2,957	24	(414)	3,014	2,653	319	236	399
Other intracompany liabilities	—	—	(2,453)	(3,418)	—	155	—	2,453	3,263
	57,279	62,286	(3,929)	(3,309)	50,286	51,793	2,825	10,922	10,977
Minority interests	597	4,020	—	—	597	4,002	18	—	—
Shareholders' equity									
Common stock, no par value. Authorized: 1,145,900,430 and 1,145,773,579 shares, respectively Issued: 890,357,096 and 888,230,245 shares, respectively	2,671	2,665							
Additional paid-in capital	5,051	4,901							
Retained earnings	20,693	19,762							
Accumulated other comprehensive income	(3,343)	(3,516)							
Treasury stock, at cost. 50,952 and 1,116 shares, respectively	(4)	—							
Total shareholders' equity	25,068	23,812	—	—	23,218	15,122	6,900	1,850	1,790
Total liabilities and shareholders' equity	82,944	90,118	(3,929)	(3,309)	74,101	70,917	9,743	12,772	12,767

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2002 and 2001
(in millions of €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon	Financing and Real Estate	
	2002	2001	2002	2001	2002	2001	2001	2002	2001
Cash flows from operating activities									
Net income	1,819	1,578	(215)	36	1,835	1,061	303	199	178
Adjustments to reconcile net income to cash provided									
Minority interest	(42)	137	(2)	—	(40)	137	—	—	—
Depreciation and amortization	1,841	2,238	209	(13)	1,410	1,529	505	222	217
Deferred taxes	(215)	(227)	(190)	(4)	(1)	(125)	(77)	(24)	(21)
Gains on sales and disposals of property, plant and equipment, net	(63)	(2)		—	(8)	57	(2)	(55)	(57)
(Gains) losses on sales and disposals of investments, net	(77)	(36)	7		(84)	174	(210)		
Gains on sales and dispositions of significant business interests	(936)	—	—	—	(936)		—	—	—
Losses (gains) on sales of marketable securities, net	(4)	(353)	(2)	—	(6)	(353)	—	4	—
(Income) loss from equity investees, net of dividends received	14	(98)	16	—	(4)	(40)	(58)	2	—
Write-off of acquired in-process research and development		47				47			
Change in current assets and liabilities									
(Increase) decrease in inventories, net	(37)	(2,288)	86	7	(146)	(2,062)	(231)	23	(2)
(Increase) decrease in accounts receivable, net	874	(180)	289	366	559	(992)	423	26	23
Effect from sale of trade receivables(1)	(190)	1,234	(190)	1,234	—	—	—	—	—
(Increase) decrease in other current assets	333	(1,800)	(241)	(39)	593	(1,710)	(72)	(19)	21
Increase (decrease) in accounts payable	(1,127)	(498)	(256)	(37)	(835)	(165)	(264)	(36)	(32)
Increase (decrease) in accrued liabilities	(143)	4	48	18	(172)	174	(217)	(19)	29
Increase (decrease) in other current liabilities	(484)	1,102	(598)	72	53	1,326	(121)	61	(175)
Change in other assets and liabilities	690	230	577	(509)	116	746	13	(3)	(20)
Net cash provided by (used in) operating activities	2,253	1,088	(462)	1,131	2,334	(196)	(8)	381	161
Cash flows from investing activities									
Additions to intangible assets and property, plant and equipment	(1,806)	(2,874)	(149)	—	(1,383)	(1,677)	(991)	(274)	(206)
Acquisitions, net of cash acquired	(3,695)	(1,891)	—	—	(3,695)	(1,891)	—	—	—
Purchases of investments	(163)	(539)	(65)	—	(95)	(452)	(87)	(3)	—
Purchases of marketable securities	(21)	(125)	(12)	(6)	(8)	(81)	(31)	(1)	(7)
Increase in receivables from financing activities	(12)	(159)	(338)	161	—	—	—	326	(320)
Effect from sale of trade receivables(1)	—	—	190	(1,234)	—	—	—	(190)	1,234
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	524	3,283	—	1	363	2,893	264	161	125
Proceeds from sales of assets held-for-sale	3,080	—	—	—	3,080	—	—	—	—
Proceeds from sales and dispositions of significant business interests	1,522		—	—	1,522	—	—	—	—
Proceeds from sales of marketable securities	58	745	16	—	38	468	277	4	
Net cash (used in) provided by investing activities	(513)	(1,560)	(358)	(1,078)	(178)	(740)	(568)	23	826
Cash flows from financing activities									
Proceeds from issuance of capital stock	155	446	—	—	155	446	—	—	—
Purchase of common stock of Company	(148)	(446)	—	—	(148)	(446)	—	—	—
Proceeds from issuance of treasury shares	81	174	—	—	81	174	—	—	—
Proceeds from issuance of debt	256	163	256	163	—	—	—	—	
Repayment of debt	—	(490)	—	(490)	—	—	—	—	—
Change in short-term debt	645	588	413	611	267	(156)	217	(35)	(84)
Change in restricted cash	(2)	(34)	(2)	—	—	—	(34)	—	—
Dividends paid	(888)	(1,412)	—	—	(888)	(1,412)	—	—	—
Dividends paid to minority shareholders	(80)	(155)	—	—	(80)	(155)	—	—	—
Intercompany financing	—	—	1,731	(1,496)	(1,369)	2,386	6	(362)	(896)
Net cash provided by (used in) financing activities	19	(1,166)	2,398	(1,212)	(1,982)	837	189	(397)	(980)
Effect of deconsolidation of Infineon on cash and cash equivalents	(383)	—	(383)	—	—	—	—	—	—
Effect of exchange rates on cash and cash equivalents	67	(37)	41	55	25	(96)	—	1	4
Net increase (decrease) in cash and cash equivalents	1,443	(1,675)	1,236	(1,104)	199	(195)	(387)	8	11
Cash and cash equivalents at beginning of period	7,802	6,862	6,860	5,105	907	1,211	511	35	35
Cash and cash equivalents at end of period	9,245	5,187	8,096	4,001	1,106	1,016	124	43	46

(1) The effect from sale of trade receivables reflects both cash received from sales offset by related collections.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the three months ended March 31, 2002 and 2001 and as of September 30, 2001
(in millions of €)

	New orders		External sales		Intersegment sales		Total sales		EBIT		Net capital employed		Capital spending(1)		Amortization, depreciation and write-downs(2)(3)	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	3/31/02	9/30/01	2002	2001	2002	2001
Operations																
Information and Communication Networks (ICN)	2,174	3,382	2,504	3,000	153	161	2,657	3,161	(158)	50	2,627	3,039	99	183	98	94
Information and Communication Mobile (ICM)	3,325	2,769	2,693	2,710	38	38	2,731	2,748	44	6	2,615	2,607	86	168	92	72
Siemens Business Services (SBS)	1,459	1,779	1,091	1,062	370	458	1,461	1,520	38	24	593	492	56	174	68	72
Automation and Drives (A&D)	2,168	2,325	1,823	1,934	310	270	2,133	2,204	138	270	2,752	2,619	59	123	56	56
Industrial Solutions and Services (I&S)	1,017	1,153	781	794	288	269	1,069	1,063	(39)	9	563	487	19	22	15	17
Siemens Dematic (SD)	684	360	734	391	13	46	747	437	12	31	1,044	957	23	10	17	12
Siemens Building Technologies (SBT)	1,473	1,398	1,320	1,251	86	90	1,406	1,341	40	45	2,018	2,241	30	48	39	35
Power Generation (PG)	3,405	3,358	2,601	1,711	13	21	2,614	1,732	450	129	(1,247)	(1,020)	30	213	38	56
Power Transmission and Distribution (PTD)	1,020	1,013	938	849	67	50	1,005	899	30	10	1,050	994	29	98	18	14
Transportation Systems (TS)	1,070	1,574	1,056	988	4	5	1,060	993	62	38	(1,011)	(932)	23	43	13	12
Siemens VDO Automotive (SV)	2,211	1,030	2,204	1,028	3	2	2,207	1,030	18	(7)	3,784	3,605	119	75	94	44
Medical Solutions (Med)	2,141	1,728	1,864	1,742	6	3	1,870	1,745	262	181	4,032	3,844	80	53	47	41
Osram	1,139	1,145	1,134	1,071	4	74	1,138	1,145	90	110	2,642	2,485	71	67	73	68
Corporate, eliminations	(1,418)	(1,927)	326	558	(1,357)	(1,294)	(1,031)	(736)	(68)	26	(811)	(2,805)	3,683 (4)	127	59	113
Total Operations	21,868	21,087	21,069	19,089	(2)	193	21,067	19,282	919	922	20,651	18,613	4,407	1,404	727	706
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	53,450	52,304	—	—	—	—
Other interest expense	—	—	—	—	—	—	—	—	(26)	(28)	—	—	—	—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	(97)	—	—	—	—	—	97 (5)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	604	—	—	—	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operations income before income taxes/total assets/ total amortization, depreciation and write-downs	—	—	—	—	—	—	—	—	1,497	797	74,101	70,917	—	—	727	803
Infineon Technologies (Infineon)	—	1,379	—	1,406	—	244	—	1,650	—	10	—	6,471	—	590	—	262
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	6	—	3,272	—	—	—	—
Infineon income (loss) before income taxes/total assets	—	—	—	—	—	—	—	—	—	16	—	9,743	—	—	—	—
									Income before income taxes		Total assets					
Financing and Real Estate																
Siemens Financial Services (SFS)	154	113	120	85	35	28	155	113	41	33	9,019	9,363	81	55	62	55
Siemens Real Estate (SRE)	408	361	69	49	339	312	408	361	79	40	3,799	3,469	82	31	49	45
Eliminations	—	—	—	—	(2)	(4)	(2)	(4)	—	—	(46)	(65)	—	—	—	—
Total Financing and Real Estate	562	474	189	134	372	336	561	470	120	73	12,772	12,767	163	86	111	100
Eliminations, reclassifications and Corporate Treasury	1	—	—	—	(370)	(773)	(370)	(773)	52	21	(3,929)	(3,309)	—	—	—	(13)
Siemens worldwide	22,431	22,940	21,258	20,629	—	—	21,258	20,629	1,669	907	82,944	90,118	4,570	2,080	838	1,152

(1) Intangible assets, property, plant and equipment, acquisitions, and investments.
(2) Includes amortization of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(3) For Operations, in fiscal 2001 excluding goodwill amortization.
(4) Includes approximately €3.7 billion referring to the purchase of Vodafone AG's remaining interest in Atecs Mannesmann AG.
(5) Represents only goodwill amortization.

21

SIEMENS AG

SEGMENT INFORMATION (unaudited)

As of and for the six months ended March 31, 2002 and 2001 and as of September 30, 2001
(in millions of €)

	New orders		External sales		Intersegment sales		Total sales		EBIT		Net capital employed		Capital spending(1)		Amortization, depreciation and write-downs(2)(3)	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	3/31/02	9/30/01	2002	2001	2002	2001
Operations																
Information and Communication Networks (ICN)	4,801	6,742	4,941	5,737	256	309	5,197	6,046	(282)	200	2,627	3,039	233	274	232	189
Information and Communication Mobile (ICM)	6,643	5,935	5,786	5,624	72	66	5,858	5,690	81	225	2,615	2,607	155	266	174	162
Siemens Business Services (SBS)	3,359	3,315	2,163	2,176	765	827	2,928	3,003	70	38	593	492	95	253	140	140
Automation and Drives (A&D)	4,533	4,726	3,515	3,749	576	546	4,091	4,295	311	486	2,752	2,619	106	214	112	108
Industrial Solutions and Services (I&S)	2,182	2,381	1,594	1,557	515	506	2,109	2,063	(37)	26	563	487	35	44	26	20
Siemens Dematic (SD)	1,447	782	1,527	858	24	97	1,551	955	23	78	1,044	957	39	19	32	23
Siemens Building Technologies (SBT)	2,870	2,788	2,563	2,387	155	172	2,718	2,559	85	53	2,018	2,241	68	121	75	76
Power Generation (PG)	7,498	6,510	4,730	3,661	18	43	4,748	3,704	752	235	(1,247)	(1,020)	91	236	74	102
Power Transmission and Distribution (PTD)	2,669	2,095	1,872	1,716	135	108	2,007	1,824	50	36	1,050	994	50	118	36	30
Transportation Systems (TS)	2,923	2,284	2,014	1,915	7	10	2,021	1,925	112	79	(1,011)	(932)	68	78	24	23
Siemens VDO Automotive (SV)	4,234	2,009	4,231	2,006	3	3	4,234	2,009	12	(43)	3,784	3,605	214	137	179	86
Medical Solutions (Med)	4,111	4,045	3,629	3,464	11	11	3,640	3,475	474	406	4,032	3,844	174	821	94	83
Osram	2,238	2,348	2,188	2,194	49	154	2,237	2,348	168	256	2,642	2,485	157	154	143	137
Corporate, eliminations	(3,264)	(3,355)	670	1,004	(2,539)	(2,491)	(1,869)	(1,487)	(413)	(137)	(811)	(2,805)	3,688 (4)	1,285	69	164
Total Operations	46,244	42,605	41,423	38,048	47	361	41,470	38,409	1,406	1,938	20,651	18,613	5,173	4,020	1,410	1,343
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	53,450	52,304	—	—	—	—
Other interest expense	—	—	—	—	—	—	—	—	(92)	(113)	—	—	—	—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	(233)	—	—	—	—	—	186 (5)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	936	—	—	—	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operations income before income taxes/total assets/ total amortization, depreciation and write-downs	—	—	—	—	—	—	—	—	2,250	1,592	74,101	70,917	—	—	1,410	1,529
Infineon Technologies (Infineon)	—	3,051	—	2,779	—	530	—	3,309	—	456	—	6,471	—	1,078	—	505
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	15	—	3,272	—	—	—	—
Infineon income (loss) before income taxes/total assets	—	—	—	—	—	—	—	—	—	471	—	9,743	—	—	—	—
									Income before income taxes		Total assets					
Financing and Real Estate																
Siemens Financial Services (SFS)	276	220	214	168	62	52	276	220	83	116	9,019	9,363	151	147	122	124
Siemens Real Estate (SRE)	805	721	117	105	688	616	805	721	167	121	3,799	3,469	126	59	100	93
Eliminations	—	—	—	—	(4)	(5)	(4)	(5)	—	—	(46)	(65)	—	—	—	—
Total Financing and Real Estate	1,081	941	331	273	746	663	1,077	936	250	237	12,772	12,767	277	206	222	217
Eliminations, reclassifications and Corporate Treasury	496	—	490	—	(793)	(1,554)	(303)	(1,554)	(273)	48	(3,929)	(3,309)	214	—	209	(13)
Siemens worldwide	47,821	46,597	42,244	41,100	—	—	42,244	41,100	2,227	2,348	82,944	90,118	5,664	5,304	1,841	2,238

(1) Intangible assets, property, plant and equipment, acquisitions, and investments.
(2) Includes amortization of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(3) For Operations, in fiscal 2001 excluding goodwill amortization.
(4) Includes approximately €3.7 billion referring to the purchase of Vodafone AG's remaining interest in Atecs Mannesmann AG.
(5) Represents only goodwill amortization.

Exhibit No. 4

SIEMENS **Press Presse Prensa**

For the business and financial press

Press conference summary Erfurt, April 25, 2002

Siemens on the right track

Pierer: "Despite the challenges, we are making solid progress. Nine of 13 operating Groups have increased earnings."

Considering the continued adverse economic conditions, Siemens is satisfied with its overall results. Net income for the first six months totaled €1.819 billion. When extraordinary gains relating to Infineon and other one-time effects are excluded, the company again attained the earnings level of the first six months of fiscal 2001. New orders in the second quarter, as expected, declined 2% to €22.4 billion, while sales climbed 3% to €21.3 billion. "Despite the difficult environment, most of the operating Groups improved their earnings. Nonetheless, we are well aware of the challenges still ahead," said Siemens President and CEO Heinrich v. Pierer at the Semiannual Press Conference in Erfurt, Germany. Developments in the Power Generation, Medical Solutions and Transportation Systems Groups, which all showed stable profitable growth, were particularly gratifying. The industry business Automation and Drives, while now feeling the effects of the difficult economic environment, especially in the U.S., was nevertheless again one of the company's highest-earning Groups. The situation at IC Networks continues to be particularly difficult. Due to the dramatic drop in demand in the carrier business, Siemens, like other companies, must introduce further measures, including a reduction of some 6,500 jobs.

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX 200204.31 e
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@siemens.com

Group developments present mixed picture

Overall, results from operations were much better than in the previous quarter. However, developments varied from Group to Group. EBIT increased at nine of 13 operating Groups. "It's in tough times like these that a broad spectrum of activities and a global spread pays off," said Pierer.

The Power Generation Group continues to set records. In the first half-year, the Group earned €752 million – more than in all of fiscal 2001. Its second quarter EBIT margin was 17,2%. With a current order backlog of more than €25 billion – including reservations – PG also has a good buffer. Med, Siemens' medical solutions business, continues to improve its already outstanding competitive position in the international market. In the second quarter the Group had an EBIT of €262 million and a margin of 14%. These results are being driven by a high level of innovation. Osram is also on the right track. While the Group has not yet matched last year's results, its performance in the second quarter of 2002 was better than in the first quarter. The Group's EBIT increased to €90 million from €78 million.

The Automation and Drives Group is feeling the effects of the current slump. Earnings from international business, particularly in the U.S., remained below expectations due to declining demand and price erosion. Although A&D's half-year earnings of €311 million were also impacted by a continued weak domestic environment, the Group remained one of the company's strongest earners. The Industrial Solutions and Services Group slipped into the red. The Group did not reach its targeted business volume in the second quarter and was burdened by expenditures to adjust capacities inside and outside Germany.

Operation 2003 is running at full speed

The company's Operation 2003 initiative specifies the measures needed to achieve its defined performance targets. The initiative is running at full speed in all five of its action areas:

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number:: AXX 200204.31 e
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@siemens.com

Restoring profitability at I and C

IC Mobile and SBS were in the black again in the second quarter. IC Mobile's mobile phone and mobile infrastructure businesses are profitable. The previously announced cooperation with Motorola in UMTS mobile phones is a good example of the Group's strategy to save time and money in R&D. In the area of UMTS networks, Siemens has now signed 18 agreements in Europe to give it a leading market position. Restructuring and focusing are also showing successes at SBS. Measures to cut costs by €1 billion over the next two years are being implemented.

However, the situation at the IC Networks Group continues to be difficult. While the enterprise business moved beyond the break-even point, setbacks in the carrier business have been greater than expected for Siemens, as for all its competitors. Due to structural problems and continued weak demand, further restructuring measures have been initiated. In fiscal 2003, the Group intends to cut costs by a further €1.5 billion. In this connection, some 6,500 jobs will be cut by the end of 2003 – in addition to the measures previously announced. The focus of these reductions will be outside of Germany. In implementing this plan, the Group expects to incur expenditures of approximately €300 million in the second half of the year. At the same time, ICN is continuing to refine its business strategy. The Group intends to focus its product range on convergence technologies, strengthen its enterprise and carrier business in the broadband access segment and expand its R&D activities in optical transmission technology.

Integration of Atecs Mannesmann

The integration of the companies acquired from Atecs Mannesmann is progressing. Siemens Dematic (SV) was again in the black in the second quarter. As part of the integration program, more than 1,000 projects are underway to achieve the targeted cost cuts of €1 billion. Siemens VDO Automotive achieved a turnaround in the second quarter. The Group also made solid progress in the high-pressure diesel fuel injector business. Despite high R&D expenditures, this business division aims to hit the break-even point already in the coming fiscal year.

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX 200204.31 e.
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@siemens.com

U.S. Business Initiative

The company aims to substantially increase profits in the U.S., its single largest market. The *top+* U.S. Business Initiative is focused on optimizing the business portfolio, eliminating production overcapacity, improving logistics and setting up shared services for all U.S. Operating Companies. Although progress has been made in individual areas, the overall situation must still improve substantially. Pierer stressed that all U.S. business units are obligated to achieve "green-light" status by the end of the fiscal year. The company will close or sell all activities that do not succeed in doing so.

Asset management

Efforts in asset management were successful. Due to continuous improvements in working capital, net cash provided by operating activities remained at a high level. Cash flow from operating activities in the second quarter increased to €2.339 billion.

Central project

This program aims to substantially improve the cost position of the company, the operating units and the regional companies. "We are sticking to our ambitious goal to cut costs in the coming years by more than €100 million," said Pierer.

Portfolio measures

As part of its ongoing strategic development following the phase of major transformation inaugurated by the Ten-Point Program, Siemens is concentrating above all, said Pierer, on activities at the division level. Measures focus on both divestment and reinforcement. There are two fields of divestment projects. The first involves the sale of companies acquired as part of the Atecs Mannesmann takeover that will not remain at Siemens. These include the plastics machinery business, the gas springs producer Stabilus, a stake in Krauss-Maffei-Wegmann and the crane business. The second field concerns Siemens activities that have no long-term prospects of achieving leading market positions in the current constellation. As example, Pierer mentioned vacuum pumps. To reinforce its businesses, the company is concentrating on regional measures. Siemens Mindit, a Med joint venture in China in the area of magnetic resonance imaging systems, is a prime example here.

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX 200204.31 e
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@siemens.com

Outlook

Pierer said that the overall results were satisfactory considering the difficult economic environment. While most of the operating Groups improved their earnings compared to the same quarter last year and compared to the immediately preceding quarters, the company is well aware of the challenges still ahead. Due to the complex business environment, Pierer declined to make a concrete forecast for the full year. However, productivity and restructuring initiatives are being rigorously implemented. The company continues to place special emphasis on further improving cash flow from operations.

Please note:

- Starting at 10:00 a.m. CET, the press conference, including questions and answers, will be broadcast live on the Internet at www.siemens.com/semiannual .
- At 3:00 p.m. CET, President and CEO Heinrich v. Pierer and CFO Heinz-Joachim Neubürger will hold a telephone conference for analysts. Pierer and Neubürger will make a brief introductory presentation and then answer questions from analysts and investors. You can follow the telephone conference live on the Internet at www.siemens.de under the heading "Investors." Please be sure to allow enough time to download any necessary software.

This press release contains forward-looking statements based on beliefs of Siemens' management. The words "anticipate," "believe," "estimate," "forecast," "expect," "intend," "plan," "should," and "project" are used to identify forward-looking statements. Such statements reflect the company's current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Siemens does not intend or assume any obligation to update these forward-looking statements.

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX 200204.31 e
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@siemens.com

Exhibit No. 5

SIEMENS

Press Presse Prensa

SANMINA-SCI

Information and Communication Networks

For the trade press

Munich / San Jose, April 25,2002

Joint Press Release Siemens and Sanmina-SCI

Sanmina-SCI To Acquire Certain EMS Assembly Operations From Siemens

Siemens Information and Communication Networks (IC Networks) and Sanmina-SCI Corporation, San Jose, USA, a leading electronics contract manufacturer, today announced that they have entered into a memorandum of understanding with Siemens AG regarding the acquisition of Siemens Information and Communication Networks (IC Networks) Group's final system assembly and test operations in Lake Mary, Florida as well as two other ICN Group manufacturing operations in Europe. Financial terms of the transaction and multi-year manufacturing supply agreement were not disclosed. The transaction is subject to completion of definitive agreements, approval from various regulatory bodies in the United States and Europe, as well as consultation with the appropriate worker councils for the European operations. The transaction is expected to close in Sanmina-SCI's fiscal fourth quarter.

The Lake Mary manufacturing facility is a world-class full system assembly and test and module assembly operation for wireline communications switching products, which will serve as a Center of Excellence for Siemens IC Networks.

Siemens AG
Corporate Communications
Press Office
D-80312 Munich

Reference number: ICN 2002 04.54 e
Press Office Information and Communication Networks
Harald Hassenmüller
D-81359 Munich
Tel.: +49-89 722-27558; Fax: -28365
E-mail: harald.hassenmueller@cc.siemens.de

Jure Sola, Chairman and Chief Executive Officer of Sanmina-SCI, said, " We believe this transaction, which strengthens our relationship with Siemens, reflects the success of our OEM partnership. In addition, the acquisition allows us to further diversify our product and customer end-markets."

"We are very pleased to partner with Sanmina-SCI. This transaction is an important step into a strategic partnership with a contract manufacturer for ICN where we could safeguard our local presence in important markets and increase our flexibility in manufacturing capacity and thus ultimately benefit our customers", said Thomas Ganswindt, President Group Executive Management of Siemens IC Networks Group.

CONTACTS:

Paige Bombino
Sanmina-SCI
Investor Relations
Tel: +1 408 964-3610
Fax: +1 408 964-3636
E-Mail: paige.bombino@sanmina-sci.com

Harald Hassenmüller
Siemens IC Networks
Corporate Communications
+49-89-722-27558
+49-89-722-28365

About Sanmina-SCI

Sanmina-SCI Corporation is a leading electronics contract manufacturer serving the fastest-growing segments of the $130 billion global electronics manufacturing services (EMS) market. Recognized as a technology leader, Sanmina-SCI provides end-to-end manufacturing solutions, delivering unsurpassed quality and support to large OEMs primarily in the communications, industrial and medical instrumentation, and computer technology sectors of the market. Sanmina-SCI has over 100 facilities strategically located in key regions throughout the world.

Further information about Sanmina-SCI is available at: http://www.sanmina-sci.com

Siemens AG
Corporate Communications
Press Office
D-80312 Munich

Reference number: ICN 2002 04.54 e
Press Office Information and
Communication Networks
Harald Hassenmüller
D-81359 Munich
Tel.: +49-89 722-27558; Fax: -28365
E-mail: harald.hassenmueller@cc.siemens.de

Sanmina-SCI's Safe Harbor Statement

The foregoing, including the discussion regarding the company's future prospects, contains certain forward-looking statements that involve risks and uncertainties, including uncertainties associated with economic conditions in the electronics industry, particularly in the principal industry sectors served by the company, changes in customer requirements and in the volume of sales to principal customers, the ability of Sanmina-SCI to effectively integrate its operations following the merger of Sanmina Corporation and SCI Systems, Inc. and to assimilate other acquired businesses and achieve the anticipated benefits of the merger and other such acquisitions, and competition and technological change. The company's actual results of operations may differ significantly from those contemplated in the company's 2001 Annual Report on Form 10-K and 10K/A filed with the Securities Exchange Commission on December 21, 2001 and March 26, 2002, and the company's 10-Q filed with the Securities Exchange Commission on February 12, 2002.

Siemens Information and Communication Networks (IC Networks) is a leading provider of network technology for enterprises, carriers and service providers. Its comprehensive portfolio comprises IP-based convergence solutions for voice and data (HiPath for enterprises, SURPASS for carriers), a full range of solutions for broadband access (Attane), and optical transport networks (TransXpress). The Siemens Group thus provides complete solutions from a single source for the infrastructure of the Next Generation Network — optimized for a prompt return on investment and to open up new business opportunities for customers. In fiscal 2001 (year-end 30 September) IC Networks employed 51,000 people worldwide and posted sales of EUR 12.9 billion.

Further information about ICN is available at: http://www.siemens.com/networks

This press release contains forward-looking statements based on beliefs of Siemens' management. The words "anticipate," "believe," "estimate," "forecast," "expect," "intend," "plan," "should," and "project" are used to identify forward-looking statements. Such statements reflect the company's current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Siemens does not intend or assume any obligation to update these forward-looking statements.

Siemens AG
Corporate Communications
Press Office
D-80312 Munich

Reference number: ICN 2002 04.54 e
Press Office Information and
Communication Networks
Harald Hassenmüller
D-81359 Munich
Tel.: +49-89 722-27558; Fax: -28365
E-mail: harald.hassenmueller@cc.siemens.de

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
(Registrant)

Date: April 25, 2002

By: ______________________
(Signature)*
Name: Bernd Vogt
Title: Deputy Vice President

By: ______________________
(Signature)*
Name: Daniel Satterfield
Title: Director, External Reporting

*Print the name and title of the signing officer under his signature